05037438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Square
(No. and Street)

Indianapolis (City) IN (State) 46282 (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nick A. Filing (317) 285-1525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 N. Meridian Street, Suite 1700 (Address) Indianapolis (City) IN (State) 46204 (Zip Code)

RECD S.E.C.
FEB 2 3 2005
526

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nick A. Filing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OneAmerica Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Laura M Speheger
Notary Public State of Indiana
Marion County
My Commission Expires 09/04/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2004

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 213 SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors

To the Board of Directors and the Shareholder of
OneAmerica Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of OneAmerica Securities, Inc. (the "Company") at December 31, 2004, and the results of its operations and changes in stockholders equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 11, 2005

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 448,754
Common stock	3,300
Deposit with clearing broker	25,000
Accrued commissions receivable	790,494
Prepaid expenses	6,351
Other assets	894
Total assets	$1,274,793
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 508,105
Due to parent	11,167
State income taxes payable	(506)
Other liabilities	118,250
Total liabilities	$ 637,016
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	$ 30,000
Additional paid-in capital	3,667,000
Accumulated deficit	(3,059,223)
Total stockholder's equity	637,777
Total liabilities and stockholder's equity	$1,274,793

The accompanying notes are an integral part of these financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 263 4390

OneAmerica Securities, Inc.
Statement of Operations
December 31, 2004

Revenues		
Commissions		$ 17,249,326
Investment advisor fees		1,336,182
Interest		20,010
Other		1,503
Total revenues		18,607,021
Expenses		
Sales commissions and clearing charges	16,991,006	
Salaries and other employee benefits	819,083	
Administrative	792,084	
General office expenses	69,242	
Rent	61,679	
Travel	13,880	
Regulatory licenses and fees	147,635	
Other	192,606	
Total expense		19,087,215
Loss before income taxes		(480,194)
Income tax benefit—federal (Note 3)		(169,116)
Net loss		$ (311,078)

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2003	$ 30,000	$3,367,000	$ (2,748,145)	$ 648,855
Net loss			(311,078)	(311,078)
Capital contributions from parent	-	300,000	-	300,000
Balance at December 31, 2004	$ 30,000	$3,667,000	$ (3,059,223)	$ 637,777

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
December 31, 2004

Cash flows from operating activities	
Net loss	$(311,078)
Adjustments to reconcile net loss to net cash used in operating activities	
Net changes in assets and liabilities	
Increase in accrued commissions receivable	(564,760)
Decrease in other assets and prepaid expenses	100,149
Increase in commissions payable	339,317
Increase in other liabilities	80,048
Decrease in due to parent	(344,591)
Decrease in income taxes accrued	(3,910)
Total adjustments	(393,747)
Net cash used in operating activities	(704,825)
Cash flows from financing activities	
Proceeds from capital contribution	300,000
Net cash provided from financing activities	300,000
Net decrease in cash and cash equivalents	(404,825)
Cash and cash equivalents, beginning of year	853,579
Cash and cash equivalents, end of year	$ 448,754
Supplementary information	
Cash received for income taxes	$ 319,766

The accompanying notes are an integral part of these financial statements.

1. Organization and Selected Significant Accounting Policies

Organization and Business

OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer and was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with the NASD, the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sales of equity and fixed income securities.

Cash and Cash Equivalents

For the purpose of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents. The carrying value of these equivalents approximates fair value.

Common Stock

The Company is required to hold common stock of the NASD. This stock is not publicly traded and management estimates that the cost of the investment approximates value.

Commissions

Commissions are recorded when earned, along with their related expenses, on a trade-date basis.

Related Parties

AUL furnishes personnel, office space and other services to the Company under a service agreement, which specifies monthly payment, by the Company, of the costs assigned to these services by AUL. The methodology for the determination of these costs is intended to reflect the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2004, AUL provided certain administrative services to the Company for which it was reimbursed $635,003. This amount is included as part of administrative expenses in the statement of operations. For the year ended December 31, 2004, commission revenues and commission expenses include $8,865,285 from AUL from the distribution of variable annuity and retirement products.

During 2004, AUL made capital contributions to the Company in the amount of $300,000.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk in Financial Instruments

A portion of the Company's cash equivalents are exposed to credit loss to the extent of funds held in money market accounts. At December 31, 2004, the Company held $404,156 in a money market mutual fund which is not federally insured.

The clearing and depository operations for the Company's nonmutual fund securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2004, the accrued commissions receivable reflected on the statement of financial condition are amounts due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate its exposure to credit risk.

Contingencies

In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1.

At December 31, 2004, the Company had net capital, as defined, of $476,422 and $426,422 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 1.34 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return. State income tax returns are filed separately from AUL. The principal provisions of the tax-allocation agreement provide that AUL will pay the Company an amount equal to the tax reduction generated by including the Company in the consolidated tax filing. Payments received by the Company from AUL under this agreement amounted to $319,766 during 2004.

At December 31, 2004, the amount of tax-related balance due to AUL is $11,167.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
December 31, 2004

Total stockholder's equity	$637,777
Nonallowable assets	
Prepaid expenses	6,351
NASD stock	3,300
Accounts receivable and deposits	143,621
Net capital before haircuts	484,505
Haircuts	8,083
Net capital	476,422
Computation of Basic Net Capital Requirement	
Minimum net capital required	50,000
Excess net capital	$426,422
Computation of Aggregate Indebtedness	
Commissions payable	$508,105
Due to parent	11,167
State income taxes payable	(506)
Other liabilities	118,250
Aggregate indebtedness	$637,016
Ratio of aggregate indebtedness to net capital	1.34 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Corporation's corresponding unaudited Part 11A Focus report filing as of December 31, 2004.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.